FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 24, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Statement of the Board of Directors of BBVA	3

Statement of the Board of Directors of BBVA

BBVA denies the accusations over inappropriate conduct in Puerto Rico and Latin America

The Board of Directors of BBVA expresses its total confidence in Chief Executive Officer Jose Ignacio Goirigolzarri and supports the clarification of the facts involved in the investigation

In connection with press reports that the Prosecutorial Ministry intends to name the Bank's chief executive officer in its investigation, the Board of Directors of BBVA would like to publicly state the following:

1. Until now, due to our respect for the confidential nature of the investigation and for the instructions of the court, BBVA has refrained from specifically denying the accusations reported in the press referring to BBVA's actions in Puerto Rico and to its acquisition transactions in Latin America. As such, BBVA understood that it was contributing to the clarification of facts by its extremely scrupulous respect for the legal process and the work of the investigating judge.

2. Upon learning today of the Prosecutorial Ministry's intention with respect to the Chief Executive Officer and other ex-directors due to actions in Puerto Rico and Latin America, we have confirmed that the Ministry's intention is substantially based on the testimony and documentation supplied by Mr. Nelson Rodriguez, an ex-BBVA lawyer in Puerto Rico who was found guilty by a United States court of embezzling Bank funds.

3. From our detailed analysis of the documentation collected in order to comply with a prior request for information from the Court, the false nature of Mr. Nelson Rodriguez's accusations is apparent, both with respect to facts that are objectively verifiable and even more with respect to their related intent. BBVA is in a position to provide detailed explanations of each and every one of the allegedly fraudulent transactions and to demonstrate irrefutably that none of the accusations in Mr. Rodriguez's testimony has merit.

4. BBVA reaffirms its absolute confidence in the legal process for the clarification of any responsibility that may result from the events being investigated.

5. BBVA reserves its right to take any action necessary to defend its good name, once the judicial investigation has concluded.

The Board of Directors of BBVA publicly reiterates its commitment to its clients, shareholders and employees to actively cooperate with the judicial process in order to achieve a full clarification of the facts because we believe that this is the best way to defend the Bank's interests and those of its shareholders.

Lastly, the Board of Directors of BBVA publicly expresses its complete support for the Bank's Chief Executive Officer, Jose Ignacio Goirigolzarri, and its absolute confidence in his professional capabilities and personal integrity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 24, 2002

By: ______________________
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.